TEN HOLDINGS, INC.

December 4, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Rebekah Reed
Taylor Beech
Scott Stringer
Rufus Decker

Re:	TEN Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed November 15, 2024
File No. 333-282621

Ladies and Gentlemen:

This letter is in response to the letter dated December 3, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to TEN Holdings, Inc. (the “Company,” “TEN Holdings,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment No. 3 to the Registration Statement on Form S-1 (“Amendment No. 3”) is being submitted to accompany this letter.

Amendment No. 2 to Registration Statement on Form S-1 filed November 15, 2024

Risk Factors

We may not be able to maintain the listing of our common stock on Nasdaq, page 25

1. We note your statement in response to prior comment 3 that “the inclusion of the resale component helps...ensure sufficient public float and trading volume to satisfy exchange listing requirements and support an orderly trading market.” Please revise this risk factor to address the potential impact of the resale component on your listing status and to include more detail regarding the risks of delisting.

Response: In response to the Staff’s comments, we have revised our disclosure on page 25 of Amendment No. 3 accordingly.

General

2. We note your response to prior comment 3 that “there is no agreement between Bancroft Capital, LLC and the Selling Stockholders regarding the sales by the Selling Stockholders, and Bancroft Capital, LLC has confirmed that it will not request that a market for the shares be facilitated through the resale offering.” Please update your disclosure on pages 26, Alt-3, and elsewhere, as applicable, where you state that “each of the Selling Stockholders have agreed, and have provided a representation to the Company to the effect, that they will immediately consider selling some portion (or even all) of their respective Resale Shares if requested by the underwriters, in order to create an orderly, liquid market for our common stock after the offering of the IPO Shares” for consistency.

Response: In response to the Staff’s comments, we have revised our disclosure throughout Amendment No. 3 accordingly.

3. Please revise to include in your filing the additional detail that you provided in response to prior comment 3 relating to the Selling Stockholders and the circumstances under which they acquired the Resale Shares, including the business relationships between the Company and Selling Stockholders and the discounted value at which they received the Resale Shares.

Response: In response to the Staff’s comments, we have revised our disclosure on page 9 of Amendment No. 3 accordingly.

We understand that the Company and its management are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Randolph Wilson Jones III
	Name:	Randolph Wilson Jones III
	Title:	CEO and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC